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                            COMMONWEALTH OF VIRGINIA

                          STATE CORPORATION COMMISSION

Exhibits D-3 & D-4


                           AT RICHMOND, JUNE 29, 2000

APPLICATION OF

DELMARVA POWER & LIGHT COMPANY

For approval of a plan for                                    CASE NO. PUE000086
functional separation of
generation pursuant to the
Virginia Electric Utility
Restructuring Act


APPLICATION OF

DELMARVA POWER & LIGHT COMPANY,                               CASE NO. PUA000032
CONECTIV DELMARVA GENERATION, INC,
     and
CONECTIV ENERGY SUPPLY, INC.

For approval of transactions under
Chapters 4 and 5 of Title 56 of
the Code of Virginia


                                   FINAL ORDER

                               History of the Case

         On February 4, 2000, Delmarva Power & Light Company ("Delmarva" or the "Company") filed an application, pursuant to Virginia Code Section 56-590 B of the Virginia Electric Utility Restructuring Act ("Restructuring Act"), for approval of a plan for the functional separation of its generation activities from its transmission and distribution activities (the "Plan"). Delmarva's proposed Plan provides for, among other things, a three-phased divestiture of all its generating units. In a companion filing made on April 12, 2000, the Company requested


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approvals under Chapter 4 ("Affiliates Act") and Chapter 5 ("Utility Transfers
Act") of Title 56 of the Code of Virginia for approval to transfer generating facilities and related assets to its affiliates Conectiv Delmarva Generation, Inc. ("CDG"), and Conectiv Energy Supply, Inc. ("CESI"), and approval of certain transactions with those affiliates.

         Delmarva also seeks approval of the following generation transfers: (1) the sale to PECO Energy Company ("PECO") and PSEG Power, LLC ("PSEG"), of its ownership interests in the Peach Bottom Nuclear Generating Station located in York County, Pennsylvania, and the Salem Nuclear Power Generating Station located in Salem County, New Jersey ("Phase I"); (2) the sale to NRG Energy, Inc. ("NRG"), of its Indian River (Delaware) and Vienna (Maryland) plants, and its ownership interests in the Keystone and Conemaugh (Pennsylvania) plants ("Phase II"); and (3) the transfer of its remaining intermediate and peaking units to CDG ("Phase III").

         As part of its filings, Delmarva also seeks Commission determinations on behalf of itself and its affiliate Atlantic City Electric ("ACE") pursuant to
Section 32 of the Public Utility Holding Company Act of 1935 ("PUHCA"), 15 U.S.C. Section 79z-5a. Conectiv, Delmarva's parent, is a registered utility holding company subject to PUHCA oversight and regulation by the Securities and Exchange Commission ("SEC").


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         The determinations sought under PUHCA are that the Phase I and Phase II transfers of nuclear and fossil units, respectively, by Delmarva and ACE to exempt wholesale generators and the designation of these units as "eligible facilities:" (i) will benefit consumers, (ii) are in the public interest, and
(iii) do not violate state law. Similar declarations are sought for Phase III transfers to Delmarva's affiliate CDG, and the transfers by ACE to Conectiv Atlantic Generation, LLC ("CAG"). CDG and CAG anticipate filing applications with the Federal Energy Regulatory Commission ("FERC") for exempt wholesale generator ("EWG") status for eligible Phase III units within the next twelve months or shortly thereafter.

         As set forth in Delmarva's February 4, 2000, filing, the Plan also included a proposal for incremental reductions in Delmarva's base rates corresponding with the closing of the transfers in each of the phases described above, with a final cumulative rate reduction of 2.58 percent for each customer class which would remain in effect until January 1, 2004. The Company's Plan also provides for scheduled annual increases in the fuel rates. Fuel rates proposed as part of the Plan would have equaled the energy charges specified in a power purchase agreement that Delmarva recently executed with PECO Energy Company (the "PECO PPA"). Delmarva also proposed to collect over a twelve-month period any deferred fuel balance that exists approximately 30 days after the date of full divestiture of its generating units.



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         Delmarva's February 4, 2000, filing also requests that the Commission find that the Company's participation in the PJM Interconnection, LLC ("PJM") satisfies the requirements of Section 56-577 and 56-579 of the Restructuring Act, or, alternatively, that the Company is not subject to these provisions of the Restructuring Act because of the geographic isolation of its Virginia service territory. These provisions of the Restructuring Act require that incumbent utilities with an ownership interest in, or entitlement to, transmission capacity join or establish regional transmission entities.

         On June 12, 2000, Delmarva filed, by motion, a Memorandum of Agreement ("MOA") between the Company and the Staff. The MOA sets forth the agreements reached between Delmarva and the Staff for resolution of the issues raised by the Company's Plan. Delmarva's motion requests that the Commission adopt the Company's Plan, as modified by the June 12, 2000, MOA. The Staff filed a Report on June 15, 2000 ("Staff Report"), providing support for the MOA and furnishing additional information regarding the numerous issues raised by Delmarva's proposed Plan.

                     Summary of the Memorandum of Agreement

         The Staff and Delmarva have proposed in the MOA that the Commission, in conjunction with its review of Delmarva's filings described above, adopt certain findings and recommendations.



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These proposed findings and recommendations are set forth in detail in Part III of the MOA, and are briefly summarized as follows:

     o That Delmarva be authorized to divest its generation assets in three separate phases as described in its February 4, 2000, and April 12, 2000, filings in this matter, and as further modified by the MOA;

     o That in conjunction with such divestitures, Delmarva's base rates for its Virginia customers be cumulatively reduced by $727,542, in intervals linked to the completion of each proposed phase of generation divestiture;

     o That Delmarva not seek an increase in its production (non-fuel), transmission or distribution rates prior to January 1, 2001;

     o That Delmarva waive its rights to collect any wires charge calculated by the Commission pursuant to Section 56-583 during any period in which such collection would otherwise be authorized under the Restructuring Act;

     o That Delmarva's current fuel factor of $0.01917 per kWh remain in effect until the earlier of the first day of the month preceded by an interval of at least 15 days following the closing date of whichever divestiture phase is last to close ("Total Divestiture") or January 1, 2001;

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     o    That following the earlier of January 1, 2001, or the first day of the month preceded by an interval of at least 15 days following the date of Total Divestiture, Delmarva's fuel factor be reset at $0.021 per kWh, which factor shall remain in effect at least until January 1, 2004, and that the action to reset such fuel rate be accomplished by separate application to the Commission made pursuant to Section 56-249.6;

     o That effective January 1, 2004, and subject to the conditions for applicability set forth therein, Delmarva's fuel factor be modified pursuant to the Rate Case Protocol (appended as Attachment 1 to the MOA) established by the Staff and Delmarva, based upon (i) Delmarva's 1999 generation mix, and (ii) and the Fuel Index Procedure (Attachment 2 to the MOA);

     o That, as of the earlier of the first day of the month preceded by an interval of at least 15 days following the date of Total Divestiture or January 1, 2001, an unrecovered fuel balance of $892,921 be recovered over a 24 month period, subject to Commission approval under a separate application by Delmarva pursuant to Section 56-249.6;

     o That Delmarva's capped rate established pursuant to Section 56-582 and the provisions of the MOA be deemed its default rate pursuant to
          Section 56-585 whenever Delmarva is a provider of default service during any period in which capped rates are also in effect;



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     o    That, if capped rates under Section 56-582 are terminated, by
          Commission action or operation of law, on or before July 1, 2007, or if such rates expire by operation of law on July 1, 2007 and Delmarva is then, in either event, a designated provider of default service within its certificated service territory pursuant to Section 56-585 on or after any such termination, Delmarva's rates for such default service be determined or redetermined pursuant to the Rate Case Protocol. Such rates shall become effective with the termination of capped rates. The Rate Case Protocol shall remain operative thereafter for purposes of determining or redetermining default rates until such time as Delmarva is no longer designated as a provider of default service by the Commission pursuant to Section 56-585;

     o    That pursuant to the provisions of Section 32 of PUHCA, 15 U.S.C.
          Section 79z-5a, the Commission find that the transfer of generation plants and facilities by Delmarva and its affiliate ACE to exempt wholesale generators, as more fully described in paragraphs 50-56 of Delmarva's February 4, 2000, filing (i) will benefit consumers, (ii) is in the public interest, and (iii) is not contrary to state law; and



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     o    That Delmarva agree to operate and maintain the distribution system of its Virginia service territory at or above current levels of service quality and reliability.

         These proposed recommendations and findings are discussed in detail in the June 15, 2000, Staff Report.

                       Other parties appearing in the case

         On June 12, 2000, the Company filed a motion with the Commission seeking disposition of its Plan pursuant to the terms of the MOA. As noted in the motion, three parties filed Comments in Case No. PUE000086. They are Virginia Electric and Power Company ("Virginia Power"), Old Dominion Electric Cooperative ("Old Dominion"), and Commonwealth Chesapeake Company, LLC ("Commonwealth Chesapeake").

         None of these parties opposed Delmarva's application or requested a hearing. Moreover, these three parties have reviewed the MOA and do not oppose it. Attached to the Company's June 12, 2000, motion were letters from each of these three parties stating that they have no opposition to the MOA or to expedited disposition of this matter by the Commission. The attached letters also acknowledge that no hearing has been scheduled in this matter, and none requests a hearing.

       The Restructuring Act's provisions governing functional separation

         As noted in the Staff Report, Delmarva's application to divest its generating assets as part of a functional separation



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plan represents the first such proposal received by the Commission.1 As such,
Delmarva's proposed Plan raises a number of issues where there is no precedent. These issues bear directly on the balancing of utility and ratepayer interests that is recognized in the Restructuring Act. The Restructuring Act sets forth a number of conditions and considerations for functional separation. Specific requirements for separation are set forth in Section 56-590 of the Code of Virginia. In particular, Section 56-590.B 3 states:

                  Consistent with this chapter, the Commission may impose conditions, as the public interest requires, upon its approval of any incumbent electric utility's plan for functional separation, including requirements that (i) the incumbent electric utility's generation assets or their equivalent remain available for electric service during the capped rate period as provided in Section 56-582 and, if applicable, during any period the incumbent electric utility serves as a default provider as provided for in Section 56-585, and (ii) the incumbent electric utility receive Commission approval for the sale, transfer or other disposition of generation assets during the capped rate period and, if applicable, during any period the incumbent electric utility serves as a default provider.

         The Company's proposed Plan may also have implications with respect to the pricing of default services as provided for under the Restructuring Act.
Section 56-585.C states that:


--------

1 Moreover, Delmarva's filings were received prior to the Commission's April 18, 2000, Order Prescribing Notice and Inviting Comments concerning proposed functional separation rules in Case No. PUA000029. Final rules have not been promulgated in that case.


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                  The Commission shall, after notice and opportunity for
                  hearing, determine the rates, terms and conditions for such services consistent with the provisions of subdivision B 3 and Chapter 10 (Section 56-232 et seq.) of this title and shall establish such requirements for providers and customers as it finds necessary to promote the reliable and economic provision of such services and to prevent the inefficient use of such services. The Commission may use any rate method that promotes the public interest and may establish different rates, terms and conditions for different classes of customers.

         As noted in the Staff Report, subdivision B 3 of Section 56-585 indicates that rates for default service should provide fair compensation for utilities and reflect any cost of energy prudently procured, including energy procured from the competitive market. Chapter 10 of Title 56 of the Code of Virginia provides for traditional cost of service ratemaking, which may, in appropriate circumstances, include the cost of energy prudently procured from the competitive market. Divestiture of the Company's generating units without provisions requiring the availability of alternative resources that are equivalent with respect to both price and reliability could ultimately produce higher rates for default services if the market cost of power is in excess of what costs would have been absent divestiture. Alternatively, similarly priced but less reliable service might result. The Company's original Plan sought to assure that equivalent resources would be made available from a reliability perspective but not from a price perspective.



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         Similarly, the Company's proposed divestiture has implications regarding capped rates as provided for in Section 56-582 of the Restructuring Act. Section 56-582.B provides for the adjustment of capped rates in connection with fuel costs, which have traditionally included certain costs associated with purchased power. As emphasized in the Staff Report, the Company's Plan would effectively remove the embedded cost of its generating assets from base rates and recover purchased power costs through the fuel factor. As such, the Company's overall rates could potentially exceed what Delmarva's capped rates would have been if the Company had not divested its generating assets. Consequently, ratepayers would be deprived of rate cap protections if energy acquired from competitive markets reflects a higher cost than would have been incurred had Delmarva continued to own its generation and these higher purchased power costs were recovered through the fuel factor.

                            The proposed divestitures

         Delmarva's Plan calls for the complete divestiture of its generation assets. The MOA proposes a timeline, different from the Company's original proposal, in which as soon after May 31, 2000, as regulatory approvals can be obtained, including those of this Commission, the following transactions would be completed: (i) the sale of Delmarva's Phase I minority interests in certain



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nuclear facilities; (ii) the Phase III transfers of certain fossil-fueled intermediate and peak-load facilities to an affiliate; and (iii) the intermediate transfer of Delmarva's minority interests in the Keystone and Conemaugh plants (part of the Phase II transfers) to CDG, a Delmarva affiliate. This interim transfer will provide federal income tax benefits to Conectiv, Delmarva's parent company. Phase II is scheduled for completion on or about August 31, 2000, when (i) CDG transfers the Keystone and Conemaugh plant interests to NRG, (ii) Delmarva transfers its Indian River and Vienna power plants to NRG, and (iii) Delmarva and ACE transfer certain land, facilities and interests to NRG.

         In connection with these proposed transfers and sales, Delmarva has agreed to Staff's proposal of an overall base rate revenue decrease of $727,542. The reduced base rates would be calculated based on billing determinants consistent with a test year ending July 31, 1999, as reflected in the February 4, 2000, filing. These base rate reductions would be implemented in phases concurrent with the overall phasing of the generation asset divestitures proposed by Delmarva.

         The MOA further provides that the Phase I transfers will trigger a base rate decrease of $197,566, which will be applied by reducing residential, general service-secondary, general service-primary, and lighting base rates by $96,835, $62,127, $35,499, and $3,105, respectively. The Phase III transfer will


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prompt a base rate decrease of $277,740, and the Phase II sales will initiate a further base rate reduction of $252,236. The Phase II decrease will be implemented by applying reductions of $123,631, $79,318, $45,322, and $3,965 to residential, general service-secondary, general service-primary, and lighting base rates, respectively. The Phase III reduction will be applied to residential, general service-secondary, general service-primary, and lighting base rates by $136,132, $87,338, $49,905, and $4,365, respectively. Delmarva and Staff propose to defer for later consideration by the Commission the issue of whether the base rate reductions set forth in the MOA should be assigned to the production component of rates or proportionately assigned among production, transmission, and distribution components of rates.

                     Findings concerning capped rate service

         As discussed in the Staff Report, as originally proposed, Delmarva's Plan would have decreased overall rate revenues by 2.58 percent once all three phases of the Company's proposed divestiture had been completed. As set forth in the Company's February 4, 2000, filing, this rate change would have been accomplished through a 24.12 percent base rate reduction and a fuel factor increase of 64.01 percent. Interim base rate reductions would have been implemented with each phase of the proposed divestiture. The proposal also provided for scheduled increases in purchased power costs as provided for in the PECO



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PPA. The reduced base rates and fuel factor, with scheduled increases, would have remained in effect until January 1, 2004. From that point forward, Delmarva had proposed to reset its fuel factor at a level sufficient to recover the cost of power prudently procured from the competitive market. The Company also proposed to recover any deferred fuel balance existing at the time of full divestiture over a 12-month period.

         Delmarva's original Plan could have resulted in higher rates. Capped rates would be higher in the future if the cost of power procured from the competitive market is higher than what the embedded costs of the Company's generating assets would have been. The proposed MOA sets forth a number of provisions that seek to resolve this potential problem and to assure that the Company's customers are not adversely impacted by the proposed divestiture. The estimated revenue impacts of these provisions were summarized as Attachment A to Delmarva's June 12, 2000, motion. Under the MOA, Delmarva has agreed to:

     o    reduce base rates in phases with an ultimate reduction of $727,542;

     o forego any collection of wires charges as provided for under the Restructuring Act;

     o not seek an increase in its production (non-fuel), transmission or distribution rates prior to January 1, 2001;

     o maintain its currently operative fuel factor of 1.917 cents per kilowatt hour ("(cent)/kWh") until the earlier of the first day of the month preceded by an interval of at least 15 days following complete divestiture or January 1, 2001, without a continued deferral of fuel costs;



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     o    reset its fuel factor to 2.1(cent)/kWh through a separate application upon the earlier of complete divestiture or January 1, 2001, and to freeze the fuel factor at that level without any further deferral of fuel costs until January 1, 2004;

     o establish a fuel index mechanism for determining its fuel factor effective January 1, 2004, and until the end of the capped rate period and the elimination of Delmarva's default service obligations; and

     o lock-in and collect a reduced deferred fuel balance of $892,921 over a 24-month period.

         We find that the above provisions are in the public interest and that they will benefit Delmarva's customers. Clearly the base rate reductions and the Company's willingness to forego any collection of wires charges as provided for under the Restructuring Act provide benefits to ratepayers. Additionally, Delmarva's waiver of its statutory entitlement under Section 56-582 of the Restructuring Act to seek a rate increase prior to January 1, 2001, also provides potential benefits to customers since the Company could have requested a one-time increase in its capped rates for the period ending January 1, 2004,

         As pointed out in the Staff Report, however, the Company's filings in this matter did not provide public notice of the proposed fuel factor increase included in the MOA and described above. Accordingly, this increase must be formally requested in a separate filing by the Company.



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                       Findings concerning default service

         As noted earlier and as discussed in the Staff Report, Delmarva's original Plan detailed in its February 4, 2000, filing stated that in conjunction with the proposed divestitures, the Company would commit to purchase power from competitive markets for the purposes of meeting any on-going default service requirements imposed by the Commission pursuant to Section 56-585 of the Restructuring Act. As discussed in the Staff Report, the Company's application indicated that the proposed Plan would satisfy any requirement that it be required to retain generating assets or their equivalent pursuant to Section 56-590.B since Delmarva was committed to acquiring capacity and energy to serve its Virginia retail load through purchased power agreements and its membership in PJM. On page 19 of its February 4, 2000, application, the Company stated that reliability would not be affected under this approach since "a change in ownership of the power plants, by itself, will neither change the availability of power in the PJM region nor the amount of power delivered into Delmarva's Virginia service area." The Staff Report observes that the Company's filing apparently did not contemplate the possibility that an equivalency requirement could be construed to require pricing equivalency given the ratemaking provisions for default service as set forth in Section 56-585 of the Restructuring Act.



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         The Staff was concerned that the Company's proposed divestiture could ultimately produce higher rates for default service provided by Delmarva since competitive power costs could exceed costs that would have been associated with continued ownership of the Company's existing generating assets. Given these uncertainties, the Staff stated that it felt it could not support Delmarva's original Plan.

         The MOA, however, seeks to resolve this issue by establishing a Rate Case Protocol that would assure that the generation component of future rates is no higher than it would have been had Delmarva continued to own its existing generating assets. The Rate Case Protocol also recognizes that Delmarva's embedded cost of generation could change over time and establishes mechanisms for adjusting future rates accordingly. We agree with Staff that the Rate Case Protocol represents an effective means of meeting the requirements of the Restructuring Act, thus allowing Delmarva to move forward with its proposed divestiture relatively quickly.

             Findings concerning separation of transmission function

         Delmarva also seeks a Commission determination that the Company's participation in PJM satisfies elements of the Restructuring Act requiring incumbent utilities with an interest in transmission capacity to join or establish regional transmission entities. In the MOA and its report, Staff generally concurs that Delmarva's participation in PJM will likely be in compliance with the Restructuring Act.



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         As noted by the Staff, however, the Commission has initiated Case No.
PUE990349 to promulgate rules regarding utility participation in regional transmission entities and such rules could potentially set forth requirements that are not satisfied by Delmarva's participation in PJM. Consequently, we will defer any ruling regarding the Company's RTE participation until such rules are adopted.

     Findings concerning proposed transfers of generation and related assets

         On April 12, 2000, Delmarva, CDG, and CESI, filed an application seeking approval to transfer to CDG and CESI certain Delmarva generation assets and related land, inventories, and other assets, which requires approval under the Affiliates Act. Delmarva is also requesting approval under the Utility Transfers Act to transfer two peak-load power plants that are physically located in the Commonwealth to CDG. Such filing was subsequently supplemented with certain forms of agreements and contracts filed on May 8 and May 26, 2000, respectively. Delmarva also seeks a Commission determination required by PUHCA for the transfer of Delmarva and ACE generation facilities and their subsequent treatment as "eligible facilities."(2)


---------------

2 The facilities of Delmarva and ACE are set forth in Appendices A and B, respectively, of Delmarva's February 4, 2000, application.


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         In its April 12 application, Delmarva specifically requests (i)
approval to transfer several power plants and related ancillary assets, inventories, permits, licenses, contracts, its interest in a natural gas pipeline, and its rights and obligations in the Merrill Creek Reservoir to CDG;
(ii) approval to transfer fuel inventories, fuel, and associated fuel transportation contracts to CESI; (iii) approval of Interconnection Agreements with CDG to the extent the Commission does not believe it is preempted by the FERC; (iv) approval of a Service Agreement and any related transaction agreements of less than one-year's duration with CESI; (v) approval to transfer wholesale and retail electric and gas contracts that have been executed in price-deregulated markets and the related portfolios of supply contracts used to support such sales to CESI; and (vi) approval to transfer the peaking units located at Bayview and Tasley, Virginia, to CDG.

         We agree with Staff that approvals sought pursuant to the Affiliates Act and Utility Transfers Act described above should be granted in this proceeding consistent with the statutory requirements of Section 56-77 of the Affiliates Act and Section 56-90 of the Utility Transfers Act. Specifically, we find that the approvals sought pursuant to the Affiliates Act are in the public interest. Additionally, we find that the approval sought pursuant to the Utility Transfers Act will not impair or jeopardize adequate service at just and reasonable rates. Finally, we find that the transfer of the Bayview and Tasley peaking units to CDG is also in the public interest, as required under the Affiliates Act.



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         We note that the Staff has proposed conditions to be placed on these transactions under the Affiliates Act and the Utility Transfers Act. We find these conditions to be reasonable, and we understand that the Company has no objection to them. Accordingly, we will incorporate them into our Order in this matter, as set forth below.

         Finally, because of the protections afforded Delmarva's customers embodied in the MOA, including the Rate Case Protocol, and upon consideration of the laws of Virginia, we find that the transfer of generation facilities by Delmarva and ACE, resulting in such plants becoming "eligible facilities" under PUHCA, (i) will benefit consumers, (ii) is in the public interest, and (iii) does not violate state law.

         Accordingly, IT IS ORDERED THAT:

         (1) Delmarva's Plan for the functional separation of its generation from transmission and distribution, through divestiture of its generation assets, as modified by the June 12, 2000, Memorandum of Agreement between Delmarva and the Commission Staff is hereby approved.

         (2) Delmarva shall make a separate application pursuant to Section 56-249.6 for authority to increase its fuel rates in accordance with the provisions of the June 12, 2000, Memorandum of Agreement.



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         (3) In accordance with the provisions of Section 32 of PUHCA, 15 U.S.C.
Section 79z-5a, we find that the transfer of generation facilities by Delmarva and ACE to exempt wholesale generators and to affiliates that may seek to qualify as exempt wholesale generators, as more fully described in paragraphs 50-56 of Delmarva's February 4, 2000, filing: (i) will benefit consumers; (ii) is in the public interest; and (iii) is not contrary to Virginia law.

         (4) Delmarva shall make such additional and further filings as may be required in conjunction with the Commission's promulgation of final rules governing functional separation pursuant to Section 56-590 and regional transmission entities pursuant to Section Section 56-577 and 56-579 of the Restructuring Act.

         (5) The approvals sought by Delmarva, CDG, and CESI pursuant to the Affiliates Act and Utility Transfers Act, are granted in this proceeding consistent with (i) the terms of the Memorandum of Agreement and (ii) the requirements of Section 56-77 of the Affiliates Act and Section 56-90 of the Utility Transfers Act. In conjunction with Delmarva's filings under the Affiliates Act and Utility Transfers Act, the following conditions shall be placed on such transactions:

               a) That there will be no change in the terms and conditions in the form of the Asset Transfer Agreements, Assignment and Assumption Agreements, Easement and License Agreement, and the Merrill Creek Sublease included in the application without prior Commission approval;



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               b)   That neither Delmarva, CDG, nor CESI shall assert in any
                    forum that the Commission's jurisdiction over rates, charges, terms, and conditions of utility service, or services, transfers of utility assets, the determination of appropriate capital and corporate structure, and establishment of retail rates is preempted;

               c) That any approvals granted shall have no ratemaking implications except as provided for in the Memorandum of Agreement;

               d) That in regard to the Service Agreement between Delmarva and CESI, the Commission shall not be precluded from exercising its authority under the provisions of Section Section 56-78 through 56-80 of the Affiliates Act;

               e) That the Commission reserves the right to examine the books and records of any affiliate in connection with the authority granted whether or not the Commission regulates such affiliate;

               f) That neither Delmarva, CDG, nor CESI shall assert, in any future proceeding, that the Commission's ratemaking authority is preempted by federal law with respect to the Commission's retail ratemaking treatment of any charges from any affiliate to Delmarva or from Delmarva to any affiliate;



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               g)   That the transfer or assignment by Delmarva of any real or personal property not included in the application to any affiliate or non-affiliate shall require additional Commission approval in accordance with Section 56-77;

               h) That within 60 days following the completion of all transactions under all agreements in the application, Delmarva shall file a report with the Commission's Division of Public Utility Accounting. Such report shall include date of transfer, description of each asset, book value, and the accounting entries reflecting the transactions;

               i) That Delmarva shall file with the Commission's Division of Public Utility Accounting a copy of the quarterly FERC reports summarizing each transaction with CESI;

               j) That Delmarva shall include all transactions under the O&M Agreement with CDG, Interconnection Agreements with CDG, and Service Agreement and related Short-term Transaction Agreements with CESI in its Annual Report of Affiliated Transactions filed with the Commission's Director of Public Utility Accounting; and



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               k)   That any approvals granted may be subject to modification or revoked in connection with the Commission's promulgation of rules in Case Nos. PUE990349 and PUA000029 under the Restructuring Act.

         (6) This matter shall be continued generally, subject to the continuing review, audit, and appropriate directive of the Commission.

         AN ATTESTED COPY hereof shall be sent by the Clerk of the Commission to: Guy T. Tripp, III, Esquire, Hunton & Williams, Riverfront Plaza, East Tower, 951 East Byrd Street, Richmond, Virginia 23219-4074; Randall V. Griffin, Esquire, Delmarva Power & Light Company, Legal Department, P.O. Box 231, Wilmington, Delaware 19899; Thomas B. Nicholson, Esquire, Williams, Mullen, Clark & Dobbins, P.C., Two James Center, 1021 East Cary Street, P.O. Box 1320, Richmond, Virginia 23218-1320; Karen L. Bell, Esquire, Virginia Electric and Power Company, P.O. Box 26666, Richmond, Virginia 23261; John A. Pirko, Esquire, LeClair Ryan, P.C., 4201 Dominion Boulevard, Suite 200, Glen Allen, Virginia 23060; and the Commission's Office of General Counsel and Divisions of Energy Regulation, Economics and Finance, and Public Utility Accounting.


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